Drinker Biddle & Reath LLP
One Logan Square, Ste. 2000
Philadelphia, PA 19103-6996
(215) 988-2700 (Phone)
(215) 988-2757 (Facsimile)
www.drinkerbiddle.com

December 18, 2019

VIA EDGAR CORRESPONDENCE

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attention: Ms. Valerie Lithotomas

Re:	The RBB Fund, Inc. (Registration No. 33-20827/811-5518) –

Response to Examiner Comments on Post-Effective

Amendment No. 254

Dear Ms. Lithotomas:

This letter responds to your comments to Post-Effective No. 254 (“PEA No. 254”) to the Registration Statement on Form N-1A of The RBB Fund, Inc. (the “Registrant”) filed on October 21, 2019 on behalf of Campbell Systematic Macro Fund (the “Fund”) (previously known as the Campbell Managed Futures 10V Fund), an existing portfolio of the Registrant, in connection with a proposed reorganization between the Fund and a series of another investment company.

1.	Comment: The Staff notes that Short Sale Risk is listed as one of the Fund’s principal risks. Please confirm whether a line item for short sales should be included in the fee table.

Response: The Registrant notes that the Fund only engages in managed futures short trades, which do not have short sales interest.

2.	Comment: Please supplementally confirm that the contractual fee waiver will be in effect for at least one year from the date of the Prospectus.

Response: The Registrant supplementally confirms that the contractual fee waiver will be in effect for at least one year from the date of the Prospectus.

3.	Comment: Please supplementally confirm that the expense table shows the fee waiver only for the contractual period of the waiver.

Response: Registrant supplementally confirms that the expense table shows the fee waiver only for the contractual period of the waiver.

4.	Comment: Please provide the Fund’s missing performance information in the Registrant’s correspondence letter to the Staff prior to the Fund’s effectiveness.

Response: The Fund’s performance information is provided below:

Annual Return – Class I

For the years ended December 31

***During the period shown in the bar chart, the best performance for a quarter was 21.04% (for the quarter ended September 30, 2014). The worst performance was (12.62)% (for the quarter ended June 30, 2015).

Average Annual Total Returns

For the Periods Ended December 31, 2018

	One Year	Five Year	Since Inception(1)
Average Annual Total Returns For the periods ended December 31, 2018
Class I Shares
Return Before Taxes	(7.01)%	(0.54)%	0.38%
Return After Taxes on Distributions(2)	(11.71)%	(2.23)%	(1.10)%
Return After Taxes on Distributions and Sale of Fund Shares	(4.16)%	(1.08)%	(0.30)%
BarclayHedge BTOP50 Index (reflects no deduction for fees, expenses or taxes)(3)	(4.18)%	0.07%	(0.20)%
S&P 500 Total Return Index (reflects no deduction for fees, expenses or taxes)(4)	(4.38)%	8.49%	10.86%
Class A Shares
Return Before Taxes	(12.50)%	(1.97)%	(0.90)%
Class C Shares(5)
Return Before Taxes	(8.63)%	N/A	0.24%
Class P Shares
Return Before Taxes	(7.55)%	(0.67)%	0.26%

(1)	The Predecessor Fund commenced operations on March 4, 2013. Start of performance is March 8, 2013.
(2)	After-tax returns are based on the highest historical individual federal marginal income tax rates, and do not reflect the impact of state and local taxes; actual after-tax returns depend on an individual investor’s tax situation and may differ from those shown. If you own shares of the Fund in a tax-deferred account, such as an individual retirement account or a 401(k) plan, this information is not applicable to your investment. A higher after-tax return results when a capital loss occurs upon redemption and translates into an assumed tax deduction that benefits the shareholder. After tax returns shown are for Class I Shares only, after tax returns for Class A, Class P, and Class C will vary.
(3)	The BarclayHedge BTOP50 Index (“BTOP50 Index”) seeks to replicate the overall composition of the managed futures industry with regard to trading style and overall market exposure. The BTOP50 employs a top-down approach in selecting its constituents. The largest investable trading advisor programs, as measured by assets under management, are selected for inclusion in the BTOP50. In each calendar year the selected trading advisors represent, in aggregate, no less than 50% of the investable assets of the Barclay CTA Universe. For 2019 there are 20 constituents in the BTOP50 Index.
(4)	The S&P 500 Total Return Index is a widely accepted, unmanaged index of U.S. stock market performance which does not take into account charges, fees and other expenses. Investors cannot invest directly in an index.
(5)	Class C Shares of the Predecessor Fund commenced operations on February 11, 2014.

* * * * * *

The preceding comments and related responses have been provided by and discussed with management of the Registrant. The disclosures responsive to these comments will be contained in a Post-Effective Amendment to be filed on or before December 31, 2019.

We trust that the foregoing is responsive to your comments. Please feel free to contact the undersigned at 215-988-2497 if you have any questions.

Sincerely yours,

/s/ Catherine A. DiValentino
Catherine A. DiValentino

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